The below provides additional information regarding the aggregated order and execution information provided in the monthly "LeveL ATS Newsletter."  The LeveL ATS Newsletter is available on the website identified at Part I Item 6 of this Form ATS-N.

**Small Cap –** Securities with a market capitalization, as reported by Bloomberg, equal to or greater than $250 million, but less than $2 billion, at the end of the relevant calendar month.

**Mid Cap –** Securities with a market capitalization, as reported by Bloomberg, equal to or greater than $2 billion, but less than $10 billion, at the end of the relevant calendar month.

**Large Cap –** Securities with a market capitalization, as reported by Bloomberg, equal to or greater than $10 billion at the end of the relevant calendar month.

**"ADV Executed at the Midpoint"** – Based on market data used by eBX, the percentage of shares executed at midpoint of the NBBO.

**"Average Daily Executed Volume" in Small and Mid-Cap Space –** Based on market data used by eBX, the percentage of shares executed in Mid and Small Cap securities.

**"Shares Executed Conditionally"** – Summation, in shares, of each Firm-Up Order execution. This category counts each Firm-Up Order separately (*e.g.*, an execution of a 1,000 share Firm-Up Order against a 1,000 share *Firm* Order is counted as 1,000 shares under this category, while the execution of 1,000 share Firm-Up Order executes against another 1,000 share Firm-Up Order is counted as 2,000 shares).

**"Average Conditional Order Size"** – Average size, in shares, of Conditional Orders submitted to the ATS (regardless as to whether the Conditional Order is ultimately executed).

**"Average Conditional Order Execution Size"** – Calculated as "Shares Executed Conditionally" divided by number of Firm-Up Orders executed.

**"Median Conditional Response time"** – Calculated as the median time, in milliseconds, between when (x) the ATS sends an "Invite" and (y) the ATS receives a Firm-Up Order in response.  This does not include instances where a subscriber fails to submit a Firm-Up Order in response to an Invite.

**"LeveL Market Share"** – The ATS' market share in NMS Stocks (based on consolidated volume as reported by CBOE).

**"Average Trade Size (shares)"** – The average transaction size (in shares), single-counted, during the relevant time period.

**Market Sector designations** – Designations are as reported by Bloomberg at the end of each calendar month (that is, a change in a security's market sector intra-month is ignored and only end-of-month designations are used).  Percentages are based on number of shares executed (rather than number of transactions).

**"Executed Volume by Trade Size"** – Percentages are based on number of shares executed (rather than number of transactions).

**"Conditional Executions by Trade Basket"** – Percentages are based on number of shares executed (rather than number of transactions).  Metric separately counts each Firm-Up Order execution (that is, where two Firm-Up Orders execute against one another, each side of the transaction is separately counted).

**"Average Conditional Trade Size by Market Cap"** – Percentages are based on number of shares executed (rather than number of transactions).  Metric separately counts each Firm-Up Order execution (*i.e.*, where two Firm-Up Orders execute against one another, each side of the transaction is separately counted).

**"Matched Shares by Market Cap"** – Percentages are based on shares traded.  Metric includes both Firm Orders and Firm-Up Orders.

**"Executed Volume by Trade Size"** – Percentages are based on shares traded.  Metric includes both Firm Orders and Firm-Up Orders.